Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) for Imperial Metals Corporation (“Imperial”, the “Company”, “we”, “us” or “our”) should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2017 including the notes thereto (“the Interim Financial Statements”), as well as the audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2016. This MD&A contains statements that may be considered forward-looking information, and therefore investors are directed to review section “Forward-Looking Statements and Risks Notice” within this MD&A.

The Interim Financial Statements and comparative information have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34, Interim Financial Reporting.

The reporting currency of the Company is the Canadian (“CDN”) Dollar.

Imperial is a Canadian mining company active in the acquisition, exploration, development, mining and production of base and precious metals. The Company, through its subsidiaries, owns the Red Chris, Mount Polley and Huckleberry copper mines in British Columbia. Imperial also holds a 50% interest in the Ruddock Creek lead/zinc property in British Columbia. Imperial has interests in various other early stage exploration properties, however exploration is currently focused at existing mining operations. The Company also continues to evaluate potential acquisitions.

Imperial’s principal business registered and records office address is Suite 200, 580 Hornby Street, Vancouver, British Columbia V6C 3B6 Canada. The Company was incorporated under the British Columbia Company Act, which was superseded by the British Columbia Business Corporations Act, on December 6, 2001 under the name IMI Imperial Metals Inc. Imperial changed its name to Imperial Metals Corporation on April 10, 2002.

The Company is listed on The Toronto Stock Exchange and its shares trade under symbol III. As at November 14, 2017, the Company had 95,404,892 common shares outstanding, and on a diluted basis 112,236,634 common shares outstanding.

Additional Company disclosure can be obtained from imperialmetals.com or sedar.com.

SIGNIFICANT EVENTS AND LIQUIDITY

The Company’s Interim Financial Statements have been prepared on a going concern basis which assumes the Company will continue operating in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course as they come due.

The August 4, 2014 tailings dam breach at the Mount Polley mine (“Mount Polley Breach”) resulted in the loss of full production from the mine, which was the primary source of cash flow for the Company in 2014. The Mount Polley mine restarted operations on August 5, 2015 using a modified operation plan that included the use of the Springer pit to contain the tailings produced. On June 23, 2016, Mount Polley received the necessary authorizations from the Ministry of Energy and Mines and the Ministry of Environment, to return to normal mine operations, making use of its repaired and buttressed tailings storage facility.

During the 2016 fiscal year, the Company completed a number of transactions to improve liquidity. These included a private placement for gross proceeds of $65.0 million, amendment of the financial covenants under the senior secured revolving credit facility (“Senior Credit Facility”), the sale of the US$110.0 million cross currency swap for proceeds of $25.5 million, refinancing some mobile equipment for proceeds of $7.5 million, and entering into the electricity payment deferral plan with the British Columbia Hydro and Power Authority (“BC Hydro”).

In May 2016, the Company announced it had extended the maturity date of the Senior Credit Facility from October 1, 2016 to March 15, 2018 and amended certain of its terms and conditions, including financial covenants. The amount of the facility has not changed and remains at $200.0 million. Concurrently, the Company announced it had extended the maturity date of the second lien secured revolving credit facility from April 1, 2017 to August 15, 2018 and amended certain of its terms and conditions, including financial covenants. The amount of this facility is also unchanged and remains at $50.0 million.

On February 15, 2017, the Company announced it had entered into a Letter of Intent to sell the Sterling gold mine property and related assets, completing the sale on May 30, 2017.

During the first quarter of 2017, the Company amended certain financial covenants under the Senior Credit Facility for the March 31, June 30 and September 30, 2017 reporting periods.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 1

On April 7, 2017, Huckleberry Mines Ltd. (“Huckleberry”) exercised its right of first refusal to purchase for cancellation all the shares of Huckleberry held by a syndicate of Japanese companies in exchange for cash consideration of $2.0 million. The acquisition of Huckleberry closed on April 28, 2017 with Huckleberry becoming a wholly owned subsidiary of the Company as of that date.

At June 30, 2017, the Company did not meet one of four financial covenants contained in its Senior Credit Facility. But for the waiver referred to below, the Company would not have been in compliance with one of the financial covenants of the facility. The Senior Credit Facility was set to mature on March 15, 2018 and had been classified as a current liability since March 15, 2017.

On July 15, 2017, Mount Polley mine operations were temporarily suspended as a result of an Evacuation Order and restrictions on highway use issued by the Cariboo Regional District for the City of Williams Lake. The mine recalled crews and restarted operations on July 31, after the Evacuation Order was downgraded to an Evacuation Alert, allowing employees to return to their homes.

On July 31, 2017, the Company closed a $20.0 million bridge loan financing (“Bridge Loan”) with affiliates of its two major shareholders. The Bridge Loan was to mature on the earlier of October 15, 2017 or the date the Company secures additional financing.

As at September 30, 2017 the Company had obtained a waiver with respect to the debt due to the Senior Credit Facility lenders and the Second Lien Credit Facility lender (collectively the “Senior Debt” and “Senior Debt Lenders”, respectively) such that no event of default had occurred under the Senior Debt as of that date. The Senior Debt agreements were amended effective October 31, 2017 when the Senior Debt Lenders permanently waived the breach of a financial covenant related to the quarter ended June 30, 2017 and amended certain financial covenants. In addition, the Senior Credit Facility and Second Lien Credit Facility were extended to October 1, 2018 and December 1, 2018, respectively. International Accounting Standard 1 requires all debt to be classified as a current liability where the Company does not have an unconditional right to defer settlement of the debt for at least twelve months after the relevant reporting period. Accordingly, even though no present event of default exists, all debt, which could, under any circumstances, be accelerated due to any potential action which could be taken by the lenders at any time prior to twelve months from June 30, 2017 and September 30, 2017 must be classified as a current liability. Consequently, the Senior Debt, the senior unsecured notes, the convertible debentures, the junior credit facility and certain equipment loans are required to be classified as current liabilities as of September 30, 2017.

On October 31, 2017 the Company extended the maturity date of the Bridge Loan to January 5, 2019 and increased the amount to $26.0 million.

On October 27, 2017 the Company closed a private placement (“Private Placement”) for gross proceeds of $5.0 million to improve working capital.

On October 31, 2017 the Company also obtained a new $10.0 million Unsecured Debt Facility and modified the payment of interest for certain debt facilities to be paid in common shares of the Company until December 31, 2018. The payment of interest in common shares will result in cash savings of approximately $16.0 million per annum.

The Company is also undertaking a rights offering to common shareholders to raise gross proceeds of approximately $40.0 million.

At September 30, 2017, the Company had cash of $9.1 million, $5.2 million undrawn on the Senior Credit Facility and a working capital deficiency of $918.0 million, which includes $823.8 million of current portion debt.

Executive Resignation and Appointments

Steve Robertson, Vice President Corporate Affairs, tendered his resignation to accept the role of CEO in another company.  The Company wishes to extend its gratitude to Mr. Robertson for his 24 years of service with Imperial.  Jim Miller-Tait, who joined Imperial as Exploration Manager in 2009, was appointed Vice President Exploration.  Sheila Colwill was appointed Vice President Marketing, rising from Marketing Manager, a position she has held since 2011.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 2

QUARTER HIGHLIGHTS

FINANCIAL

Revenues decreased to $90.2 million in the September 2017 quarter compared to $97.1 million in the 2016 comparative quarter, a decrease of $6.9 million or 7%.

Revenue from the Red Chris mine in the September 2017 quarter was $66.0 million compared to $67.2 million in the 2016 comparative quarter. This decrease was attributable to lower quantity of copper concentrate sold compared to the 2016 quarter. This was slightly mitigated with a positive revenue revaluation of $3.3 million during the 2017 quarter.

Revenue from the Mount Polley mine in the September 2017 quarter was $24.1 million compared to $29.8 million in the 2016 comparative quarter. The decrease was attributable to a lower quantity of copper concentrate sold; lower foreign exchange rate and lower realized pricing on gold concentrate. However, this was slightly offset by a positive revenue revaluation of $2.6 million.

In the September 2017 quarter, there were 3.5 concentrate shipments from Red Chris mine (2016-four concentrate shipments) and a 0.8 concentrate shipment from Mount Polley mine (2016-one concentrate shipment). Variations in revenue are impacted by the timing and quantity of concentrate shipments, metal prices and exchange rates, and period end revaluations of revenue attributed to concentrate shipments where copper and gold prices will settle at a future date.

The London Metals Exchange cash settlement copper price per pound averaged US$2.88 in the September 2017 quarter compared to US$2.17 in the 2016 comparative quarter. The London Metals Exchange cash settlement gold price per troy ounce averaged US$1,278 in the September 2017 quarter compared to US$1,335 in the September 2016 quarter. The average CDN/US$ Dollar exchange rate was 1.253 in the September 2017 quarter, 4.0% lower than the exchange rate of 1.309 in the September 2016 quarter. In CDN dollar terms the average copper price in the September 2017 quarter was CDN$3.61 per pound compared to CDN$2.83 per pound in the 2016 comparative quarter and the average gold price in the September 2017 quarter was CDN$1,601 per ounce compared to CDN$1,742 per ounce in the 2016 comparative quarter.

Revenue in the September 2017 quarter increased by $5.9 million positive revenue revaluation compared to $3.1 million negative revenue revaluation in the 2016 comparative quarter. Revenue revaluations are the result of the copper price on the settlement date and/or the current period balance sheet date being higher or lower than when the revenue was initially recorded or the copper price at the last balance sheet date.

Net loss for the September 2017 quarter was $2.1 million ($0.02 per share) compared to net loss of $20.6 million ($0.25 per share) in the 2016 comparative quarter. The decrease in net loss of $18.5 million was primarily due to the following factors:

•	Income/loss from mine operations went from a loss of $2.1 million in September 2016 to income of $3.0 million in September 2017, a decrease in net loss of $5.1 million.
•	Foreign exchange gains/losses on current and non-current debt went from a loss of $3.8 million in September 2016 to a gain of $16.6 million in September 2017, a decrease in net loss of $20.4 million.
•	The Company’s equity loss in Huckleberry went from loss of $2.3 million in September 2016 to $nil in September 2017, a decrease in net loss of $2.3 million.
•	Idle mine costs went from $nil in September 2016 to $2.6 million in September 2017, an increase in net loss of $2.6 million.
•	Interest expense went from $16.8 million in September 2016 to $19.4 million in September 2017, an increase in net loss of $2.6 million.
•	Tax recovery went from $4.2 million in September 2016 to $1.9 million in September 2017, an increase in net loss of $2.3 million.

The September 2017 quarter net loss included foreign exchange gain related to changes in CDN/US Dollar exchange rate of $16.6 million compared to foreign exchange loss of $3.8 million in the 2016 comparative quarter. The $16.6 million foreign exchange gain is comprised of a $16.1 million gain on the senior notes, a $0.4 million gain on long term equipment loans, and a $0.1 million gain on short-term debt and operational items. The average CDN/US Dollar exchange rate in the September 2017 quarter was 1.253 compared to an average of 1.305 in the 2016 comparative quarter.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 3

Cash flow was $18.0 million in the September 2017 quarter compared to cash flow of $18.2 million in the 2016 comparative quarter. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under IFRS. The Company believes Cash flow is useful to investors and it is one of the measures used by management to assess the financial performance of the Company.

Capital expenditures were $22.2 million in the September 2017 quarter, down from $27.5 million in the 2016 comparative quarter. The September 2017 expenditures included $8.1 million for tailings dam construction, $8.9 million for component changes on mobile equipment, $2.2 million relating to environmental compliance expenditure and $2.5 million for other capital items.

OPERATIONS

Metal production for 2017 is not expected to meet the targets set in July, given the delay in delivery of deeper and higher grade ore to the mill at Red Chris, and the impact of the forest fires on operations at Mount Polley. The updated target ranges for 2017 metal production are 96-102 million pounds copper and 84-92 thousand ounces gold.

At September 30, 2017, the Company has not hedged any copper, gold or CDN/US Dollar exchange. Quarterly revenues will fluctuate depending on copper and gold prices, the CDN/US Dollar exchange rate, and the timing of concentrate sales, which is dependent on concentrate production and the availability and scheduling of transportation.

Red Chris Mine

Metal production for the September 2017 quarter was 19.65 million pounds copper and 8,426 ounces gold, up 27% and 37% respectively from the second quarter. Higher copper and gold grade ore was mined in September, later than expected, due to lower than anticipated mining rates. Grades which averaged 0.38% copper and 0.18 g/t gold in July and August, increased to 0.47% copper and 0.29 g/t gold in September, as deep main zone ore became the main source of mill feed. Copper recovery also increased to an average 80.88% in September. This deeper main zone ore will provide the majority of mill feed for the remainder of the year. The plant achieved the design mill throughput for the third quarter averaging 30,135 tonnes per calendar day.

Grades milled in October 2017 were 0.513% copper and 0.317 g/t gold, and recoveries were 80.83% copper and 46.58% gold. As a result, metal production in October 2017 was 7.81 million pounds copper and 4,005 ounces gold. In November deeper Main zone ores have provided the majority of the mill feed, and mill recoveries have improved, averaging 84.1% through to November 12.

The Company has begun work on mobilizing five rock trucks from the idled Huckleberry mine to Red Chris to increase the mining rate. The increased mining rate will enable Red Chris to open up the Main zone pit and deliver more ore from deeper in the Main zone to the mill in 2018.

Red Chris Production	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Ore milled - tonnes	2,772,416	2,580,459	7,879,281	7,360,588
Ore milled per calendar day - tonnes	30,135	28,048	28,862	26,863
Grade % - copper	0.407	0.436	0.379	0.546
Grade g/t - gold	0.219	0.261	0.204	0.346
Recovery % - copper	78.94	75.50	78.13	77.86
Recovery % - gold	43.09	44.54	39.47	51.85
Copper – 000’s pounds	19,651	18,713	51,402	68,955
Gold – ounces	8,426	9,655	20,396	42,427
Silver – ounces	34,446	42,271	89,273	164,706

Exploration, development and capital expenditures were $17.4 million in the September 2017 quarter compared to $22.7 million in the comparative 2016 quarter.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 4

Mount Polley Mine

Mount Polley operations were suspended July 15 to July 31 due to the forest fire situation in the Cariboo region. Operations were impacted to a lesser degree both before and after the period of suspension. Mill throughput for the third quarter was 1.44 million tonnes, down 23% from the second quarter, and milling of material from low grade stockpiles was required to augment lower mining rates. As a result of the unexpected suspension of operations, production from Mount Polley in the third quarter was 3.98 million pounds copper and 9,989 ounces gold, and the 2017 metal production targets were revised to 20-22 million pounds copper and 51-55 thousand ounces gold, from the previously set target of 22-24 million pounds copper and 55-60 thousand ounces gold.

Mining operations are nearly caught up with the stripping lost because of the forest fires in the summer. The mine will soon begin delivering ore from the bottom of the Cariboo pit.

Mount Polley Production	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Ore milled - tonnes	1,444,625	1,769,779	4,916,789	5,052,469
Ore milled per calendar day - tonnes	15,702	19,237	18,010	18,440
Grade % - copper	0.203	0.243	0.207	0.260
Grade g/t - gold	0.320	0.306	0.337	0.305
Recovery % - copper	61.44	72.38	66.98	70.46
Recovery % - gold	67.23	73.41	70.92	71.08
Copper – 000’s pounds	3,981	6,868	15,048	20,361
Gold – ounces	9,989	12,763	37,758	35,153
Silver – ounces	7,324	26,752	28,738	78,887

Exploration, development and capital expenditures were $4.6 million in the September 2017 quarter compared to $4.5 million in the comparative 2016 quarter.

Huckleberry Mine

On April 28, 2017 the Company became the sole owner of Huckleberry by virtue of Huckleberry exercising its right of first refusal to purchase for cancellation all the shares of Huckleberry held by a syndicate of Japanese companies in exchange for cash consideration of $2.0 million. Huckleberry became a wholly-owned subsidiary of the Company on that date. The mine is currently on care and maintenance.

Prior to April 28, 2017 the Company had a 50% interest in Huckleberry that was accounted for on the equity basis of accounting. The Company has accounted for the acquisition of the remaining 50% interest in Huckleberry as a business combination whereby the net assets acquired are recorded at fair value. The fair values disclosed at September 30, 2017 are provisional estimates due to the complexity of valuing mineral property interests at various stages of development. The finalization of the fair values of the assets and liabilities acquired is expected to be reported no later than the Company’s December 31, 2017 financial statements. The final fair values may be materially different than the provisional fair values outlined below.

The Company has provisionally estimated the acquisition date fair values of the acquired assets and liabilities of Huckleberry and the fair value of the Company’s previously held 50% interest in Huckleberry by reference to their pre-acquisition carrying values, a level 3 fair value measurement. These pre-acquisition carrying values had been subject to normal impairment assessment pre and post-acquisition with no impairment charges recorded.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 5

The following table summarizes the consideration transferred to acquire 100% interest in Huckleberry and the provisional fair values of identified assets acquired and liabilities assumed at the acquisition date:

expressed in thousands of dollars

Assets Relinquished
Accrued receivable due to the Company	$1,009
Fair value of the Company’s initial 50% investment in Huckleberry	77,832
$78,841
Identifiable Assets Acquired and Liabilities Assumed
Cash	$18,440
Reclamation bonds	14,135
Prepaid and other receivables	648
Inventory	7,941
Mineral properties	164,265
Trade and other payables	(1,668)
Deferred trade payables	(4,925)
Future site reclamation provisions	(45,171)
$153,665
Gain on bargain purchase of Huckleberry	$74,824

From the date of acquisition on April 28, 2017 to September 30, 2017, Huckleberry incurred idle mine costs comprised of $2.2 million in operating costs and $2.2 million in depreciation expense.

Sterling Mine

On May 30, 2017 the Company completed the sale of the Sterling gold mine property and related assets for consideration comprised of cash, marketable securities, net smelter royalties, and a net profits interest in certain mine operations.

A summary of the transaction is as follows:

expressed in thousands of dollars

Assets sold
Inventory and supplies	$102
Prepaid expenses and deposits	16
Mineral properties	22,111
Reclamation bonds	4,412
26,641
Liabilities released
Future site reclamation provisions	(5,078)
Net assets sold	$21,563

Consideration received
Cash	$13,570
Marketable securities	1,267
Net smelter royalty	2,251
Net profits interest	4,595
Transaction costs	(40)
$21,643
Gain on sale of Sterling gold mine	$80

The net smelter royalties apply at the rate of 2% over all mineral properties sold that are not burdened by an existing royalty. The net profits interest is a 50% interest in the operations of certain patented bioleaching technology on the existing heap leach pads at Sterling.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 6

EARNINGS AND CASH FLOW

Select Quarter Financial Information

expressed in thousands, except share and per share amounts	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Total revenues	$90,157	$97,108	$312,647	$350,093
Net income (loss)	$(2,129)	$(20,589)	$43,199	$(7,020)
Net income (loss) per share	$(0.02)	$(0.25)	$0.46	$(0.09)
Diluted income (loss) per share	$(0.02)	$(0.25)	$0.46	$(0.09)
Adjusted net loss (1)	$(18,615)	$(19,710)	$(63,161)	$(19,725)
Adjusted net loss per share (1)	$(0.20)	$(0.24)	$(0.67)	$(0.24)
Adjusted EBITDA(1)	$16,275	$16,726	$44,316	$107,065
Working capital deficiency	$(919,038)	$(48,951)	$(919,038)	$(48,951)
Total assets	$1,616,953	$1,462,756	$1,616,953	$1,462,756
Total debt (including current portion)	$858,291	$854,445	$858,291	$854,445
Cash flow (1)(2)	$17,966	$18,244	$45,372	$107,996
Cash flow per share (1)(2)	$0.19	$0.22	$0.48	$1.32

(1)	Refer to table under heading Non-IFRS Financial Measures for further details.
(2)	Cash flow is defined as the cash flow from operations before the net change in non-cash working capital balances, income and mining taxes, and interest paid. Cash flow per share is defined as Cash flow divided by the weighted average number of common shares outstanding during the year.

Select Items Affecting Net Income (Loss) (presented on an after-tax basis)

expressed in thousands	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Net income (loss) before undernoted items	$(4,423)	$(3,162)	$(22,267)	$18,763
Interest expense	(14,338)	(12,416)	(41,293)	(37,320)
Foreign exchange gain (loss) on debt, net of gains on cross currency swap currency swaps	16,632	(2,665)	32,412	19,556
Gain on bargain purchase of Huckleberry	-	-	74,824	-
Gain on sale of Sterling	-	-	80	-
Share of income (loss) in Huckleberry	-	(2,346)	(557)	(8,019)
Net income (loss)	$(2,129)	$(20,589)	$43,199	$(7,020)

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 7

NON-IFRS FINANCIAL MEASURES

The Company reports four non-IFRS financial measures: Adjusted net income, adjusted EBITDA, cash flow and cash cost per pound of copper produced which are described in detail below. The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Adjusted net income, adjusted EBITDA, and cash flow are not generally accepted earnings measures and should not be considered as an alternative to net income (loss) and cash flows as determined in accordance with IFRS. As there is no standardized method of calculating these measures, these measures may not be directly comparable to similarly titled measures used by other companies. Reconciliations are provided below.

Adjusted Net Loss and Adjusted Net Loss per Share

Adjusted net loss in the September 2017 quarter was $18.6 million ($0.20 per share) compared to an adjusted net loss of $19.7 million ($0.24 per share) in the 2016 comparative quarter. Adjusted net loss reflects the financial results excluding the effect of items not settling in the current period and non-recurring items. Adjusted net loss is calculated by removing the gains or losses, resulting from mark to market revaluation of derivative instruments, net of tax, unrealized foreign exchange gains or losses on non-current debt, net of tax and other adjustments as further detailed in the following table.

Calculation of Adjusted Net Loss

expressed in thousands, except share and per share amounts	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Net income (loss) reported	$(2,129)	$(20,589)	43,199	$(7,020)
Realized and unrealized (gain) loss on derivative instruments related to cross currency swaps, net of tax (a)	-	(668)	-	10,626
Unrealized foreign exchange (gain) loss on non-current debt, net of tax (b)	(16,486)	1,547	(31,456)	(23,331)
Gain on bargain purchase of Huckleberry(c)	-	-	(74,824)	-
Gain on sale of Sterling(c)	-	-	(80)	-
Adjusted net loss	$(18,615)	$(19,710)	$(63,161)	$(19,725)
Basic weighted average number of common shares outstanding	93,586,710	81,762,251	93,586,710	81,761,439
Adjusted net loss per share	$(0.20)	$(0.24)	$(0.67)	$(0.24)

(a)	Derivative financial instruments related to foreign currency swaps are recorded at fair value on the Company’s Statement of Financial Position, with changes in the fair value, net of taxes flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in value of the underlying foreign currency hedged.

(b)	Non-current debt is recorded on the Company’s Statement of Financial Position at the foreign exchange rate in effect on that date, with changes in foreign exchange rates, net of taxes, flowing through net income. The amounts of non-current debt ultimately payable may be materially different than reflected in the financial statements due to foreign currency movements. Tax recoveries on unrealized capital losses are recorded only to the extent that they are expected to be realized by offset against available capital gains.

(c)	There are no tax effects related to this transaction.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 8

Adjusted EBITDA

Adjusted EBITDA in the September 2017 quarter was $16.3 million compared to $16.7 million in the 2016 comparative quarter. We define Adjusted EBITDA as net income (loss) before interest expense, taxes, depletion and depreciation, and as adjusted for certain other items described in the reconciliation table below.

Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors about certain non-cash or unusual items that we do not expect to continue at the same level in the future, or other items that we do not believe to be reflective of our ongoing operating performance. We further believe that our presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of our operations and the performance of our core business.

Adjusted EBITDA is not a measurement of operating performance or liquidity under IFRS and should not be considered as a substitute for earnings from operations, net income or cash generated by operating activities computed in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool and therefore Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

A reconciliation of net (loss) income to Adjusted EBITDA is as follows:

expressed in thousands	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016(a)	2017	2016
Net income (loss)	$(2,129)	$(20,589)	$43,199	$(7,020)
Adjustments:
Income and mining tax (recovery) expense	(3,507)	(4,228)	(12,022)	1,276
Interest expense	19,375	16,778	55,801	50,432
Depletion and depreciation	18,408	19,043	61,469	64,601
Accretion of future site reclamation provisions	653	231	1,592	689
Unrealized losses on derivative instruments	-	(768)	-	12,214
Share based compensation	328	694	911	2,132
Foreign exchange (gain) loss	(16,792)	3,995	(32,431)	(24,388)
Revaluation losses on marketable securities	(25)	64	(96)	(63)
(Gain) loss on sale of mineral properties	(36)	260	(36)	303
Share of (income) loss from Huckleberry	-	2,346	557	8,019
Gain on bargain purchase of Huckleberry	-	-	(74,824)	-
Gain on sale of Sterling	-	-	(80)	-
Other	-	(1,100)	275	(1,100)
Adjusted EBITDA	$16,275	$16,726	$44,316	$107,095

(a)	The 2016 EBITDA has been adjusted to conform to the presentation adopted for the year ended December 31, 2016.

Cash Flow and Cash Flow Per Share

Cash flow in the September 2017 quarter was $18.0 million compared to $18.2 million in the 2016 comparative quarter. Cash flow per share was $0.19 in the September 2017 quarter compared to $0.22 in the 2016 comparative quarter.

Cash flow and cash flow per share are measures used by the Company to evaluate its performance however they are not terms recognized under IFRS. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances, income and mining taxes, and interest paid and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the year.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 9

expressed in thousands, except per share and per share amounts	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Income (Loss) before taxes	$(4,008)	$(24,817)	$32,805	$(5,744)
Items not affecting cash flows
Equity loss in Huckleberry	-	2,346	557	8,019
Depletion and depreciation	18,408	19,043	61,469	64,601
Share based compensation	328	694	911	2,132
Accretion of future site reclamation provisions	653	231	1,592	689
Unrealized foreign exchange (gain) loss	(16,729)	4,403	(32,727)	(24,563)
Unrealized losses on derivative instruments	-	(768)	-	12,214
Interest expense	19,375	16,778	55,801	50,432
Gain on bargain purchase of Huckleberry	-	-	(74,824)	-
Gain on sale of Sterling	-	-	(80)	-
Other	(61)	334	(132)	216
Cash flow	$17,966	$18,244	$45,372	$107,996
Basic weighted average number of common shares outstanding	93,586,710	81,762,251	93,586,710	81,761,439
Cash flow per share	$0.19	$0.22	$0.48	$1.32

Cash Cost Per Pound of Copper Produced

The cash cost per pound of copper produced is a non-IFRS financial measure that does not have a standardized meaning under IFRS, and as a result may not be comparable to similar measures presented by other companies. Management uses this non-IFRS financial measure to monitor operating costs and profitability. The Company is primarily a copper producer and therefore calculates this non-IFRS financial measure individually for its three copper mines, Red Chris, Mount Polley and Huckleberry, and on a composite basis for these mines.

The cash cost per pound of copper produced is derived from the sum of cash production costs, transportation and offsite costs, treatment and refining costs, royalties, net of by-product and other revenues, divided by the number of pounds of copper produced during the period.

Cash costs of production include direct labour, operating materials and supplies, equipment and mill costs, and applicable overhead. Offsite costs include transportation, warehousing, marketing, related insurance and treatment and refining costs for smelting and refining concentrate.

Treatment and refining costs applicable to the concentrate produced during the period are calculated in accordance with the contracts the Company has with its customers.

By-product and other revenues represent (i) revenue calculated based on average metal prices for by-products produced during the period based on contained metal in the concentrate; and (ii) other revenues as recorded during the period.

Cost of sales, as reported on the consolidated statement of comprehensive income, includes depletion and depreciation and share based compensation, non-cash items. These items, along with management fees charged by the Company to Huckleberry, are removed from cash costs. The resulting cash costs are different than the cost of production because of changes in inventory levels and therefore inventory and related transportation and offsite costs are adjusted from a cost of sales basis to a production basis. The cash costs for copper produced are converted to US$ using the average US$ to CDN$ exchange rate for the period divided by the pounds of copper produced to obtain the cash cost per pound of copper produced in US$.

Variations from period to period in the cash cost per pound of copper produced are the result of many factors including: grade, metal recoveries, amount of stripping charged to operations, mine and mill operating conditions, labour and other cost inputs, transportation and warehousing costs, treatment and refining costs, the amount of by-product and other revenues, the US$ to CDN$ exchange rate and the amount of copper produced. Idle mine costs during the periods when the Huckleberry mine was not in operation have been excluded from the cash cost per pound of copper produced.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 10

The following tables reconcile cost of sales as shown on the consolidated statement of comprehensive income to the cash cost per pound of copper produced in US$ for the three months ended September 30, 2017 and 2016.

Cash Cost Per Pound of Copper Produced

expressed in thousands, except cash cost per pound of copper produced

	Three Months Ended September 30, 2017
						Total per
	Huckleberry		Red	Mount	Sterling &	Financial
	100%	50%	Chris	Polley	Corporate	Statements	Composite
		A	B	C			D=A+B+C
Cost of sales	$-	$-	$55,183	$31,928	$16	$87,127	$87,111
Less:
Depletion and depreciation	-	-	(8,787)	(8,283)	(9)	(17,079)	(17,070)
Share based compensation	-	-	(52)	(45)		(97)	(97)
Cash costs before adjustment to production basis	-	-	46,344	23,600	$7	$69,951	69,944
Adjust for inventory change	-	-	4,897	1,654			6,551
Adjust transportation and offsite costs	-	-	959	(193)			766
Treatment, refining and royalty costs	-	-	5,481	1,469			6,950
By-product and other revenues	-	-	(12,543)	(15,589)			(28,132)
Cash cost of copper produced in Cdn$	$-	$-	$45,138	$10,941			$56,079
US$ to Cdn$ exchange rate	1.253	1.253	1.253	1.253			1.253
Cash cost of copper produced in US$	$-	$-	$36,035	8,735			$44,770
Copper produced – pounds	-	-	19,651	3,981			23,632
Cash cost per lb copper produced in US$	$-	$-	$1.83	$2.19			$1.89

	Three Months Ended September 30, 2016
						Total per
	Huckleberry		Red	Mount	Sterling &	Financial
	100%	50%	Chris	Polley	Corporate	Statements	Composite
		A	B	C			D=A+B+C
Cost of sales	$29,110	$14,555	$70,035	$28,745	$451	$99,231	$113,335
Less:
Depletion and depreciation	(6,849)	(3,425)	(14,868)	(4,043)	(100)	(19,011)	(22,336)
Share based compensation	-	-	(178)	(103)	-	(281)	(281)
Management fees paid by Huckleberry*	(143)	(72)	-	-	-	-	(72)
Cash costs before adjustment to production basis	22,118	11,058	54,989	24,599	$351	$79,939	90,646
Adjust for inventory change	(5,193)	(2,597)	(2,759)	6,912			1,556
Adjust transportation and offsite costs	(891)	(446)	(504)	342			(608)
Treatment, refining and royalty costs	1,997	999	7,341	2,587			10,927
By-product and other revenues	(1,322)	(661)	(16,789)	(22,300)			(39,750)
Cash cost of copper produced in Cdn$	16,709	8,353	42,278	12,140			62,771
US$ to Cdn$ exchange rate	1.305	1.305	1.305	1.305			1.305
Cash cost of copper produced in US$	$12,826	$6,411	$32,274	$9,332			$48,017
Copper produced – pounds	4,447	2,224	18,713	6,868			27,805
Cash cost per lb copper produced in US$	$2.88	$2.88	$1.72	$1.36			$1.73

*Management fee paid by Huckleberry to Imperial recorded as revenue by Imperial on the equity basis of accounting for Huckleberry.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 11

The following tables reconcile cost of sales as shown on the consolidated statement of comprehensive income to the cash cost per pound of copper produced in US$ for the nine months ended September 30, 2017 and 2016.

Cash Cost Per Pound of Copper Produced

expressed in thousands, except cash cost per pound of copper produced

	Nine Months Ended September 30, 2017
						Total per
	Huckleberry		Red	Mount	Sterling &	Financial
	100%	50%	Chris	Polley	Corporate	Statements	Composite
		A	B	C			D=A+B+C
Cost of sales	$-	$-	$183,482	$136,782	$952	$321,216	$320,264
Less:	-	-
Depletion and depreciation	-	-	(31,586)	(27,424)	(159)	(59,169)	(59,010)
Share based compensation	-	-	(214)	(57)	-	(271)	(271)
Cash costs before adjustment to production basis	-	-	151,682	109,301	$793	$261,776	260,983
Adjust for inventory change	-	-	4,977	(16,016)			(11,039)
Adjust transportation and offsite costs	-	-	439	(863)			(424)
Treatment, refining and royalty costs	-	-	18,228	5,829			24,057
By-product and other revenues	-	-	(30,950)	(59,966)			(90,916)
Cash cost of copper produced in Cdn$	-	-	144,376	38,285			182,661
US$ to Cdn$ exchange rate	-	-	1.307	1.307			1.307
Cash cost of copper produced in US$	-	-	110.481	29,297			139,777
Copper produced – pounds	-	-	51,402	15,048			66,450
Cash cost per lb copper produced in US$	$-	$-	$2.15	$1.95			$2.10

	Nine Months Ended September 30, 2016
						Total per
	Huckleberry		Red	Mount	Sterling &	Financial
	100%	50%	Chris	Polley	Corporate	Statements	Composite
		A	B	C			D=A+B+C
Cost of sales	$83,864	$41,932	$201,256	$108,840	$1,621	$311,717	$352,028
Less:
Depletion and depreciation	(20,433)	(10,217)	(43,918)	(20,048)	(340)	(64,306)	(74,183)
Share based compensation	-	-	(527)	(308)	-	(835)	(835)
Management fees paid by Huckleberry*	(435)	(218)	-	-	-	-	(218)
Cash costs before adjustment to production basis	62,996	31,497	156,811	88,484	$1,281	$246,576	276,792
Adjust for inventory change	(11,165)	(5,583)	(9,529)	5,100			(10,012)
Adjust transportation and offsite costs	(422)	(211)	(604)	114			(701)
Treatment, refining and royalty costs	9,228	4,614	27,129	7,887			39,630
By-product and other revenues	(5,390)	(2,695)	(69,637)	(58,710)			(131,042)
Cash cost of copper produced in Cdn$	55,247	27,622	104,170	42,875			174,667
US$ to Cdn$ exchange rate	1.323	1.323	1.323	1.323			1.323
Cash cost of copper produced in US$	$41,765	$20,881	$78,750	$32,412			$132,043
Copper produced – pounds	20,438	10,219	68,955	20,361			99,535
Cash cost per lb copper produced in US$	$2.04	$2.04	$1.14	$1.59			$1.33

*Management fee paid by Huckleberry to Imperial recorded as revenue by Imperial on the equity basis of accounting for Huckleberry.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 12

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2017

COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2016

Overview

Revenues decreased to $90.2 million in the September 2017 quarter compared to $97.1 million in the 2016 comparative quarter. Variations in revenue are impacted by the timing and quantity of concentrate shipments, metal prices and exchange rates, and period end revaluations of revenue attributed to concentrate shipments where copper and gold prices will settle at a future date.

The Company had income from mine operations of $3.0 million in the September 2017 quarter compared to a loss of $2.1 million in the 2016 comparative quarter.

Net loss for the September 2017 quarter was $2.1 million ($0.02 per share) compared to a net loss of $20.6 million ($0.25 per share) in the 2016 comparative quarter.

Revenue

expressed in thousands of dollars, except quantity amounts	Three Months Ended September 30
	2017	2016
Revenue before revaluation	$84,262	$100,254
Revenue revaluation	5,895	(3,146)
	$90,157	$97,108

expressed in thousands of dollars, except quantity amounts	Three Months Ended September 30, 2017
	Red Chris Mine	Mount Polley Mine	Sterling Mine	Total
Sales
Copper – 000’s pounds	17,057	3,405	-	20,462
Gold – ounces	6,731	7,944	-	14,675
Silver – ounces	30,344	5,607	-	35,951
Revenue
Copper	$55,875	$11,489	$-	$67,364
Gold	10,098	12,656	-	22,754
Silver	35	4	-	39
	66,008	24,149	-	90,157
Corporate	-	-	-	-
Total Revenue	$66,008	$24,149	$-	$90,157

expressed in thousands of dollars, except quantity amounts	Three Months Ended September 30, 2016
	Red Chris Mine	Mount Polley Mine	Sterling Mine	Total
Sales
Copper – 000’s pounds	21,010	5,404	-	26,414
Gold – ounces	11,569	10,212	2	21,783
Silver – ounces	48,164	19,933	-	68,097
Revenue
Copper	$47,987	$12,541	$-	$60,528
Gold	18,050	16,756	2	34,808
Silver	1,162	465	-	1,627
	67,199	29,762	2	96,963
Corporate	-	-	-	145
Total Revenue	$67,199	$29,762	$2	$97,108

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 13

During the September 2017 quarter, the Company sold 20.5 million pounds copper and 14,675 ounces gold compared to 26.4 million pounds copper and 21,783 ounces gold in the 2016 comparative quarter.

During the September 2017 quarter there were 3.5 concentrate shipments from Red Chris mine (2016 – 4.0 concentrate shipments) and a 0.8 concentrate shipment from Mount Polley mine (2016 – 1.0 concentrate shipment).

During the September 2017 quarter, the Company’s revenue was derived primarily from the sale of copper and gold in concentrate from the Red Chris and Mount Polley mines. The Red Chris mine accounted for 64% and Mount Polley mine accounted for 36% of the Company’s revenue in the period. Copper accounted for 70% and gold accounted for 30% of the Company’s revenue in the period.

Cost of Sales

expressed in thousands of dollars	Three Months Ended September 30
	2017	2016
Operating expenses	$51,897	$61,489
Salaries, wages and benefits	18,054	18,450
Depletion and depreciation	17,079	19,011
Share based compensation	97	281
	$87,127	$99,231

Cost of sales for the September 2017 quarter reflects primarily the operations at the Red Chris and Mount Polley mines.

General and Administration Costs

expressed in thousands of dollars	Three Months Ended September 30
	2017	2016
Administration	$1,032	$780
Share based compensation - corporate	231	413
Depreciation – corporate assets	33	32
Foreign exchange (income) loss - operations, excluding debt	(159)	234
	$1,137	$1,459

General and administration costs were $1.1 million in the September 2017 quarter compared to $1.5 million in the 2016 comparative quarter. Administration costs were higher due to costs relating to consultants; share based compensation costs decreased due to a lower number of options outstanding which still had vesting remaining on them; and foreign exchange gain on operational items due to a favorable exchange rate during the quarter of 2017 compared to 2016.

The average CDN/US Dollar exchange rate for the September 2017 quarter was 1.248 compared to 1.305 in the 2016 comparative quarter. Foreign exchange gains are attributable to holding US Dollar denominated cash, accounts receivable, and accounts payable. These net US Dollar asset and liability balances are primarily the result of the activities at the Red Chris and Mount Polley mines.

Interest Expense

expressed in thousands of dollars	Three Months Ended September 30
	2017	2016
Interest on non-current debt	$16,820	$16,178
Other interest	2,555	600
	$19,375	$16,778

Interest expense increased to $19.4 million in the September 2017 quarter from $16.8 million in the 2016 comparative quarter. The interest expense increased primarily as a result of the following: interest expense on non-current debt increased from $16.2 million in the September 2016 quarter to $16.8 million in the September 2017 quarter, an increase of $0.6 million related primarily to higher rates paid on the Senior Credit Facility. Other interest expense increased from $0.6 million in 2016 to $2.6 million in 2017 an increase of $2.0 million. This increase was primarily due to the additional interest expense on other obligations in 2017 compared to 2016. The average balances outstanding during 2017 were also higher than in 2016, which resulted to higher interest expense. Interest expense is determined by a variety of factors including levels of non-current debt, levels of short term debt on concentrate advances, the interest rate on the debt and foreign exchange rates on interest incurred on US denominated debt.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 14

Other Finance Income (Expense)

expressed in thousands of dollars

	Three Months Ended September 30
	2017	2016
Accretion of future site reclamation provisions	$(653)	$(231)
Foreign exchange gain (loss) on debt	16,632	(3,761)
Fair value adjustment to marketable securities	25	(64)
Realized gain on derivative instruments	-	328
Unrealized gain on derivative instruments	-	768
	16,004	(2,960)
Interest income	51	9
Other finance income	$16,055	$(2,951)

Other finance income totaled $16.1 million in the September 2017 quarter compared to expense of $3.0 million in the 2016 comparative quarter with the income and expense resulting from a combination of factors as discussed below.

At September 30, 2017, the Company had US Dollar denominated debt of US$330.3 million compared to US$345.6 million at December 31, 2016. Foreign exchange gains and losses attributable to US denominated short and non-current debt reflect the foreign currency movement during the three months ended September 30, 2017 and resulted in a $16.2 million gain on the senior notes and $0.4 million gain on equipment loans.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 15

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Overview

Revenues decreased to $312.6 million in the September 2017 period compared to $350.1 million in the 2016 comparative period. Variations in revenue are impacted by the timing and quantity of concentrate shipments, metal prices and exchange rates, and period end revaluations of revenue attributed to concentrate shipments where copper and gold prices will settle at a future date.

The Company had a loss from mine operations of $8.6 million in the September 2017 period compared to income of $38.4 million in the 2016 comparative period.

Net income for the September 2017 period was $43.2 million ($0.46 per share) compared to a net loss of $7.0 million ($0.09 per share) in the 2016 comparative period.

Revenue

expressed in thousands of dollars, except quantity amounts	Nine Months Ended September 30
	2017	2016
Revenue before revaluation	$302,143	$347,685
Revenue revaluation	10,504	2,408
	$312,647	$350,093

expressed in thousands of dollars, except quantity amounts	Nine Months Ended September 30, 2017
	Red Chris Mine	Mount Polley Mine	Sterling Mine	Total
Sales
Copper – 000’s pounds	48,932	18,332	-	67,264
Gold – ounces	18,402	44,445	200	63,047
Silver – ounces	88,102	34,964	-	123,066
Revenue
Copper	$153,879	$57,769	$-	$211,648
Gold	28,608	70,890	336	99,834
Silver	380	635	-	1,015
	182,867	129,294	336	312,497
Corporate	-	-	-	150
Total Revenue	$182,867	$129,294	$336	$312,647

expressed in thousands of dollars, except quantity amounts	Nine Months Ended September 30, 2016
	Red Chris Mine	Mount Polley Mine	Sterling Mine	Total
Sales
Copper – 000’s pounds	72,321	19,623	-	91,944
Gold – ounces	43,952	34,822	111	78,885
Silver – ounces	172,731	71,390	-	244,121
Revenue
Copper	$171,451	$46,456	$-	$217,907
Gold	69,036	57,452	177	126,665
Silver	3,601	1,481	-	5,082
	244,088	105,389	177	349,654
Corporate	-	-	-	439
Total Revenue	$244,088	$105,389	$177	$350,093

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 16

During the September 2017 period the Company sold 67.3 million pounds copper and 63,047 ounces gold compared to 91.9 million pounds copper and 78,885 ounces gold in the 2016 comparative period.

During the September 2017 period the Company’s revenue was derived primarily from the sale of copper and gold in concentrate from the Red Chris and Mount Polley mines. The Red Chris mine accounted for 57% and Mount Polley mine accounted for 43% of the Company’s revenue in the period. Copper accounted for 67% and gold accounted for 34% of the Company’s revenue in the period.

Cost of Sales

expressed in thousands of dollars	Nine Months Ended September 30
	2017	2016
Operating expenses	$189,951	$184,707
Salaries, wages and benefits	71,825	61,869
Depletion and depreciation	59,169	64,306
Share based compensation	271	835
	$321,216	$311,717

Cost of sales for the September 2017 period reflects primarily the operations at the Red Chris and Mount Polley mines.

General and Administration Costs

expressed in thousands of dollars	Nine Months Ended September 30
	2017	2016
Administration	$2,802	$2,865
Share based compensation - corporate	640	1,297
Depreciation – corporate assets	97	295
Foreign exchange (gain) loss – operations, excluding debt	(18)	1,013
	$3,521	$5,470

General and administration costs were $3.5 million in the September 2017 period compared to $5.5 million in the 2016 comparative period. Administration costs were slightly lower due to lower staff costs; share based compensation costs were lower due to a lower number of options outstanding which still had vesting remaining on them; and foreign exchange gain on operational items due to a favorable exchange rate.

The average CDN/US Dollar exchange rate for the September 2017 period was 1.31 compared to 1.32 in the 2016 comparative period. Foreign exchange gains and losses are attributable to holding US Dollar denominated cash, accounts receivable, and accounts payable. These net US Dollar asset and liability balances are primarily the result of the activities at the Red Chris and Mount Polley mines.

Interest Expense

expressed in thousands of dollars	Nine Months Ended September 30
	2017	2016
Interest on non-current debt	$50,370	$48,866
Other interest	5,431	1,566
	$55,801	$50,432

Interest expense increased to $55.8 million in the September 2017 period from $50.4 million in the 2016 comparative period. The interest expense increased primarily as a result of the following: interest expense on non-current debt increased from $48.9 million in the September 2016 period to $50.4 million in the September 2017 period, an increase of $1.5 million related primarily to higher interest rates paid on the Senior Credit Facility, including facility renewal fees. Other interest expense increased from $1.6 million in 2016 to $5.4 million in 2017 an increase of $3.8 million. This increase was primarily due to the additional interest expense on other obligations in 2017 compared to 2016. The average balances outstanding during 2017 were also higher than in 2016, which resulted to higher interest expense. Interest expense is determined by a variety of factors including levels of non-current debt, levels of short term debt on concentrate advances, the interest rate on the debt and foreign exchange rates on interest incurred on US denominated debt.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 17

Other Finance Income (Expense)

expressed in thousands of dollars	Nine Months Ended September 30
	2017	2016
Accretion of future site reclamation provisions	$(1,592)	$(689)
Foreign exchange gain on debt	32,412	25,401
Fair value adjustment to marketable securities	96	63
Realized gain on derivative instruments	-	6,369
Unrealized loss on derivative instruments	-	(12,214)
	30,916	18,930
Interest income	112	44
Other finance income	$31,028	$18,974

Other finance income totaled $31.0 million in the September 2017 period compared to income of $19.0 million in the 2016 comparative period with the income and expense resulting from a combination of factors as discussed below.

At September 30, 2017, the Company had US Dollar denominated debt of US$330.3 million compared to US$345.6 million at December 31, 2016. Foreign exchange gains and losses attributable to US denominated short and non-current debt reflect the foreign currency movement during the nine months ended September 30, 2017 and resulted in a $30.5 million gain on the senior notes and $0.8 million gain on equipment loans.

CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company’s overall strategy remains unchanged from 2016.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments (provisionally priced contracts) , non-current debt, and equity attributable to common shareholders, comprised of share capital, share option reserve, warrant reserve, equity component of convertible debentures, currency translation adjustment and retained earnings.

LIQUIDITY & CAPITAL RESOURCES AND FINANCING

At September 30, 2017, the Company had cash of $9.1 million, $5.1 million undrawn on the Senior Credit Facility and a working capital deficiency of $919.0 million, which includes $823.8 million current portion debt.

Subsequent to September 30, 2017, the Company completed a number of transactions to improve liquidity. These include:

a)	Completing agreements with the Company’s Senior Bank Lenders to permanently waive the breach of EBITDA covenant related to the quarter ended June 30, 2017. In addition, the Senior Credit Facility and the Second Lien Credit Facility were extended to October 1, 2018 and December 1, 2018, respectively. Two of the four financial covenants were removed leaving only a Senior Debt to EBITDA covenant of 3.75:1 and a minimum liquidity covenant of $5.0 million.

b)	Closing a non-brokered Private Placement with related parties, consisting of units of the Company raising gross proceeds of $5.0 million to be used for general corporate purposes.

Under the Private Placement the Company issued 1,818,182 units (the “Units”) at a price of $2.75 per Unit. Each Unit consists of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of 24 months from the date of issue, one additional common share of the Company at a price of $3.25 per share.

c)	Entering into a new $10.0 million unsecured debt facility (“2017 LOC”) provided by a related party. The 2017 LOC will bear interest at 12% per annum and mature on January 5, 2019. The 2017 LOC will be used for general working capital purposes, including capital expenditures.

d)	Amending or elected certain debt agreements such that from the respective next interest payment dates until January 1, 2019 the interest on the $75.0 million Junior Credit facility, all of the $115,000 2014 Convertible Debentures and $26.7 million of the $30.0 million 2015 Convertible Debentures will be paid in shares of the Company, subject to the approval of the Toronto Stock Exchange.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 18

e)	Extended the maturity of the Bridge Loan to January 5, 2019 and increased the amount to $26.0 million.

(i)	Commencing a rights offering to be made only to holders of common shares by the issue of the rights entitling them to subscribe for approximately $40.0 million of common shares at a price to be determined in the context of the market at the time of filing the Rights Offering Circular. The Company expects the rights offering to close before year end.

Credit Risk

The Company’s credit risk is limited to cash, trade and other receivables, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well-capitalized and diversified multinationals, and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

From time to time the Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties is considered to be minimal because of their strong capital base, diversity and multinational operations. In addition, to reduce risk related to derivative instruments the Company utilizes multiple counterparties.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine on an ongoing basis the funds required to support the Company’s normal operating requirements and its planned capital expenditures.  This process incorporates multiple sources of funding, including cash on hand, committed credit facilities, advance payment facilities with its customers and additional sources of new financings that are expected to provide the funds necessary to meet projected cash requirements.

At September 30, 2017, the Company’s primary sources of credit are the long term financing arrangements comprised of a $200.0 million Senior Credit Facility, a $50.0 million second lien secured revolving credit facility, US$325.0 million senior unsecured notes, $145.0 million face value of unsecured convertible debentures, a $75.0 million unsecured junior credit facility, and $23.8 million in secured equipment loans. From time to time the Company also utilizes short term debt facilities for concentrate advances and other short term borrowings such as the Bridge Loan.

The Company holds investments in mineral properties and marketable securities. While these may be convertible to cash they are not considered when assessing the Company’s liquidity as they are long term strategic holdings and only convertible to cash over a longer period of time. Therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity.

Overall liquidity risk of the Company has increased since late 2016 as a result of weaker than expected metal production in the second and third quarters of 2017. Improved copper prices in CDN dollar terms contribute to a reduction of liquidity risk, however this is mitigated somewhat by the requirement to repay the deferred trade payables in the future as copper prices increase.

Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company although the Company considers this risk low as described in the Credit Risk section previously.

The Company had the following contractual obligations with respect to financial instruments as of September 30, 2017:

expressed in thousands of dollars	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Total
Trade and other payables	$111,178	$-	$-	$-	$-	$111,178
Other obligations	37,238	14,937	14,937	3,020	2,531	72,663
Short term debt	29,155	-	-	-	-	29,155
Current portion of non-current debt	219,583	-	-	-	-	219,583
Non-current debt reclassified to current	604,215	-	-	-	-	604,215
Non-current debt	-	3,663	1,603	72	-	5,338
	1,001,369	18,600	16,540	3,092	2.531	1,042,132
Less future accretion and unamortized finance cost on non-current debt	(23,116)	-	-	-	-	(23,116)
Total	$978,253	$18,600	$16,540	$3,092	$2,531	$1,019,016

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 19

Liquidity Enhancements

Electricity Payment Deferral Plan

Commencing in March 2016 the Government of British Columbia provided assistance to copper and coal mines during environments of low commodity prices. The mechanism for this assistance was completed in March 2016 when BC Hydro received approval from the British Columbia Utilities Commission for a tariff supplement that allows a mining customer to defer payment on up to 75% of the monthly electricity billing (the “Payment Plan”) depending on the average London Metals Exchange (“LME”) settlement copper price converted to CDN Dollars at the Bank of Canada’s daily average closing exchange rate. The period for calculating the copper price in CDN Dollars is the 30-day period prior to the billing date on the 15th of each month.

Interest on the deferred payment amounts is charged and added to the deferred payment balance at Bank Prime Rate plus 5%, except for the Huckleberry mine, which has a fixed interest rate of 12%.

The Payment Plan has a five year term with payment deferrals allowed only during the first two years. Repayments of deferred amounts are required at up to 75% of the monthly electricity billing when the copper price exceeds CDN$3.40 per pound. At a copper price of CDN$3.40 per pound there is no deferral or repayment. The maximum deferral of 75% is available at a copper price of CDN$3.04 per pound or less and the maximum repayments are required at a copper price of CDN$3.76 per pound or more.

Participation in the Payment Plan does not change mine operating costs and increases interest expense, however, it does provide the Company with increased liquidity when copper prices are below CDN$3.40 per pound. Payment of any balance under the Payment Plan is due at the end of the five year term.

Joining the Payment Plan was optional and in March 2016 the Red Chris, Mount Polley and Huckleberry mines joined the Payment Plan with the resulting payment deferral plan being effective for the March 2016 electricity billings onwards. At the maximum discount or maximum repayment of 75% the estimated monthly payment deferral or repayment for the Red Chris, Mount Polley and Huckleberry mines would be approximately $2.1 million. Due to the CDN$ copper prices being higher than CDN$3.40 per pound during the September 30, 2017 quarter, the deferred trade payables balance related to the Red Chris and Mount Polley mines would have declined in that quarter however the Company extended repayment of some of those obligations. The balances under the Payment Plan rose from $17.9 million at December 31, 2016 to $21.4 million at September 30, 2017, which includes an increase of $4.9 million as a result of the acquisition of the Huckleberry mine.

Currency Risk

Financial instruments that impact the Company’s net income and comprehensive income due to currency fluctuations include US dollar denominated cash, accounts receivable, derivative instrument assets, reclamation deposits, trade and other payables, derivative instrument liabilities, and debt. If the US Dollar had been 10% higher/lower and all other variables were held constant, net income and comprehensive income for the September 2017 quarter would have been higher/lower by $33.0 million.

Cash Flow

Cash flow was $45.4 million in the September 2017 period compared to cash flow of $108.0 million in the 2016 comparative period.

Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under IFRS and may not be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before the net change in working capital balances, income and mining taxes, and interest paid. Refer to Cash Flow and Cash Flow per share under Non-IFRS Financial Measures for further details.

Working Capital

At September 30, 2017, the Company had cash of $9.1 million, $5.1 million undrawn on the Senior Credit Facility and a working capital deficiency of $918.0 million, which includes $823.8 million current portion debt. As a result of not meeting one of four financial covenant under the Senior Credit Facility for the three months ending June 30, 2017, certain portions of the Company’s non-current debt has been classified as current at June 30, 2017 and September 30, 2017. Refer to discussion under the heading Significant Events and Liquidity and Debt and Other Obligations.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 20

Acquisition and Development of Mineral Properties

Acquisition and development of mineral properties totaled $75.1 million in the September 2017 period compared to $62.2 million in the comparative 2016 period.

expressed in thousands of dollars	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Capital and Development Expenditures
Red Chris	$17,432	$22,654	$47,081	$40,543
Mount Polley	4,634	4,522	20,492	20,937
Sterling	-	-	6,966	-
Other	2	5	5	18
	$22,068	$27,181	$74,544	$61,498
Exploration Expenditures
Red Chris	8	16	9	31
Mount Polley	35	20	672	273
Sterling	-	23	61	38
Other	178	233	269	325
	221	292	1,011	667
	$22,289	$27,473	$75,555	$62,165

Contingent Liabilities

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, none of these matters will have a material effect on the Company’s condensed consolidated interim financial position or financial performance.

On August 4, 2014 the tailings dam at the Mount Polley mine near Likely, BC was breached, and at September 30, 2017 the Company has a provision of $0.2 million for future rehabilitation activities related to the Mount Polley Breach. The provision for rehabilitation contains significant estimates and judgments about the scope, timing and cost of the work that will be required and is subject to revision in the future as further information becomes available to the Company.

During the third quarter of 2014, a securities class action lawsuit was filed against the Company and certain of its directors, officers and others in the Ontario Superior Court of Justice in Toronto (the “Claim”). The Company has engaged independent legal counsel to advise it on this matter. At this time, the Company cannot predict the outcome of the Claim or determine the amount of any potential losses and accordingly no provision has been made as of September 30, 2017. However, the Company is of the view that the allegations contained in the Claim are without merit and intends to vigorously defend its position.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 21

DERIVATIVE INSTRUMENTS

In the past, the Company has utilized a variety of derivative instruments including the purchase of puts, forward sales, currency swaps and the use of min/max zero cost collars. The Company’s income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper and gold prices and CDN/US exchange rates compared to the copper and gold prices and CDN/US exchange rate at the time when these contracts were entered into; or the latest balance sheet date and the type and length of time to maturity of the contracts.

The Company had no derivative instruments for copper, gold or foreign exchange at September 30, 2017 or at the date of this document.

DEBT AND OTHER OBLIGATIONS

Detailed disclosure on the Company’s debt including amounts owed, interest rates and security can be found in Note 11 of the Interim Financial Statements. Copies of certain of the debt agreements can be found on sedar.com.

Financial Covenants

Subsequent to the changes in debt agreements announced and effective on October 31 2017, the Company has the following financial covenants in the Senior Credit Facility:

•	secured debt to EBITDA ratio of 3.75:1 for the September 30, 2017 quarter and thereafter.

•	a minimum liquidity covenant of $5.0 million.

Non-Current Debt Reclassified to Current

At September 30, 2017, a total of $604.2 million, which is net of unamortized deferred financing costs and accretion was reclassified to current:

•	the unsecured junior credit facility - $75.0 million

•	the senior unsecured notes – $402.2 million (US$325.0 million)

•	convertible debentures with a face value of $145.0 million - $125.5 million

•	certain equipment loans - $1.5 million

For additional details, please refer to the discussion under the heading Significant Events and Liquidity.

Non-Current Debt

At September 30, 2017, the Company’s non-current debt was comprised of certain equipment loans denominated in CDN Dollars and US Dollars of $5.3 million.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings. At September 30, 2017, debt of the Company in the amount of $204.9 million was at floating interest rates compared to $162.6 million at December 31, 2016. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk.

At September 30, 2017, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 22

Fair Value Estimation

The fair value of financial instruments traded in active markets (such as marketable securities) is based on quoted market prices at the statement of financial position date. The quoted market price used for financial assets held by the Company is the current bid price. The fair value of derivative instrument assets and liabilities are determined by the counterparties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade and other receivables and trade and other payables are assumed to approximate their fair values. Except for the Notes, management believes that the carrying value of remaining non-current and short term debt approximates fair value. At September 30, 2017, the fair value of the Notes is $368.6 million (December 31, 2016-$416.7 million) based on a quote received from dealers that trade the Notes.

IFRS 13 Fair Value Measurement requires disclosures about the inputs to fair value measurement, including their classifications within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities; and

Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – inputs that are not based on observable market data.

The fair value of the Company’s financial instruments has been classified within the fair value hierarchy as at September 30, 2017 as follows:

expressed in thousands of dollars

	Level 1	Level 2	Total
Financial Assets
Cash	$9,138	$-	$9,138
Marketable securities	1,485	-	1,485
Provisionally priced accounts receivables	-	14,373	14,373
Future site reclamation deposits	14,314	-	14,314
	24,937	14,373	39,310
Financial Liabilities
Amounts owing on provisionally priced receivables included in trade and other payables	-	(79)	(79)
	$24,937	$14,294	$39,231

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 23

SELECT QUARTER FINANCIAL INFORMATION

Unaudited - expressed in thousands of dollars, except per share amounts, prices and exchange rates

	Three Months Ended
	September 30 2017	June 30 2017	March 31 2017	December 31 2016
Total revenues	$90,157	$106,741	$115,749	$78,125
Equity income (loss) in Huckleberry	$-	$1,032	$(1,589)	$(3,326)
Net income (loss)	$(2,129)	$64,080	$(18,752)	$(47,060)
Basic income (loss) per share (1)	$(0.02)	$0.68	$(0.20)	$(0.57)
Diluted income (loss) per share (1)	$(0.02)	$0.68	$(0.20)	$(0.57)
Adjusted net loss (2) (3)	$(18,615)	$(22,250)	$(22,296)	$(30,690)
Adjusted net loss per share(1) (2) (3)	$(0.20)	$(0.24)	$(0.24)	$(0.37)
Adjusted EBITDA (2)	$16,275	$12,851	$15,188	$(441)
Cash flow (2)	$17,966	$12,341	$15,065	$(405)
Cash flow per share (1) (2)	$0.19	$0.13	$0.16	$0.00
Average LME copper price/lb in US$	$2.88	$2.57	$2.65	$2.39
Average LME gold price/troy oz in US$	$1,278	$1,257	$1,219	$1,218
Average CDN/US$ exchange rate	$1.253	$1.345	$1.323	$1.334
Period end CDN/US$ exchange rate	$1.248	$1.298	$1.332	$1.343

	September 30 2016	June 30 2016	March 31 2016	December 31 2015
Total revenues	$97,108	$116,200	$136,785	$69,514
Equity loss in Huckleberry	$(2,346)	$(1,697)	$(3,976)	$(2,269)
Net income (loss)	$(20,589)	$(4,160)	$17,729	$(35,877)
Basic income (loss) per share (1)	$(0.25)	$(0.05)	$0.22	$(0.44)
Diluted income (loss) per share (1)	$(0.25)	$(0.05)	$0.22	$(0.44)
Adjusted net loss (2) (3)	$(20,038)	$(1,214)	$(4,842)	$(22,882)
Adjusted net loss per share(1) (2) (3)	$(0.25)	$(0.01)	$(0.06)	$(0.28)
Adjusted EBITDA (2)	$16,726	$40,488	$49,881	$3,418
Cash flow (2)	$18,244	$40,327	$49,425	$2,843
Cash flow per share (1) (2)	$0.22	$0.49	$0.60	$0.03
Average LME copper price/lb in US$	$2.17	$2.14	$2.12	$2.22
Average LME gold price/troy oz in US$	$1,335	$1,259	$1,181	$1,104
Average CDN/US$ exchange rate	$1.305	$1.289	$1.375	$1.335
Period end CDN/US$ exchange rate	$1.312	$1.301	$1.297	$1.384

(1)	The sum of the quarterly net income per share, adjusted net income per share and cash flow per share may not equal the annual total due to timing of share issuances during the year.
(2)	Refer to tables under heading Non-IFRS Financial Measures for details of the calculation of these amounts.
(3)	The adjusted net income (loss) of quarters prior to December 2016 have been adjusted to conform to the presentation adopted for the December 2016 quarter.

The financial information for each of the most recently completed eight quarters has been prepared in accordance with IFRS other than in respect of the non-IFRS financial measures described in more detail under the heading Non-IFRS Financial Measures.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 24

Variations in the quarterly results are impacted by two primary factors:

(a)	Fluctuations in revenue are due to the timing of shipping schedules and quantities of copper and gold sold on each ship, production volumes at the mines, changes in the price of copper, gold and the CDN/US Dollar exchange rate.

(b)	Fluctuations in net income are due to the revenue changes described above and realized and unrealized gains/losses on derivative instruments based on movements in the reference item hedged, changes in foreign exchange rates on US Dollar denominated debt, changes in production cost inputs and changes in tax rates.

In addition to the variations in quarterly results caused by the primary factors discussed above the following periods had non-recurring transactions that further impacted net income:

(a)	The large net loss in the December 2015 quarter was primarily due to large foreign exchange losses on revaluation of the Company’s US Dollar denominated debt, partially offset by earnings from the Red Chris mine as it commenced commercial production on July 1, 2015 and the restart of the Mount Polley mine on August 5, 2015.

(b)	The net income in the March 2016 quarter was primarily due to the continued increase in production at the Red Chris mine and the Mount Polley mine being operated at closer to nameplate capacity and included foreign exchange gains on current and non-current debt of $30.7 million on revaluation of the Company’s US Dollar denominated debt and net unrealized and realized losses of $7.3 million related to derivative instruments.

(c)	The net loss in the June 2016 quarter was primarily due to an increase in finance costs which were $18.4 million in the June 2016 quarter compared to finance income of $6.7 million in the March 2016 quarter. Lower realized foreign exchange gains and lower amounts of interest expense capitalized in the June 2016 quarter were the primary reasons for the increase in finance costs.

(d)	The primary reason for the increase in net loss in the September 2016 quarter compared to the June 2016 quarter was a decrease in income from mine operations due to an increase in costs and decrease in grade leading to lower sales volumes. The Company incurred a loss from mine operations of $2.1 million in the September 2016 quarter compared to income from mine operations of $20.2 million in the June 2016 quarter.

(e)	The primary reasons for the increase in net loss in the December 2016 quarter compared to the September and June 2016 quarters was a decrease in revenues, higher costs of sales, higher interest and finance costs and an impairment charge of $7.3 million on the Sterling mine. Revenues were lower as production was lower at both Red Chris and Mount Polley mines due to the mining and treatment of lower grade ore in those periods. Other finance costs were higher as the Company incurred higher foreign exchange losses on its non-current debt in the December quarter compared to the September and June quarters.

(f)	The primary reasons for the large increase in net income in the June 2017 quarter compared to the December 2016 quarter was largely due to the $74.8 million gain on bargain purchase that was recognized by the Company on the acquisition of the remaining 50% share of Huckleberry. Revenues were lower as production was lower at both Red Chris and Mount Polley mines due to the mining and treatment of lower grade ore in those periods.

(g)	The primary reason for loss in the September 2017 quarter compared to the June 2017 quarter was that there was a $74.8 million gain on bargain purchase that was recognized in the second quarter of 2017. However, that was slightly off set by a foreign exchange gain relating to the Company’s US denominated debt in the September 2017 quarter compared to the June 2017 quarter.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 25

RELATED PARTY TRANSACTIONS

Corporate

The Company incurred the transactions and balances noted below in the normal course of operations. Expenses have been measured at the fair value which is determined on a cost recovery basis. Related party transactions and balances with N. Murray Edwards, a significant shareholder, Edco, a company controlled by N. Murray Edwards, companies in which directors are owners, and with directors and officers are as follows:

Statement of Income

expressed in thousands of dollars		Three Months Ended September 30		Nine Months Ended September 30
		2017	2016	2017	2016

Loan guarantee fee for guarantee of second lien secured revolving credit facility	(a)	$488	$362	$1,325	$923
Arrangement fee for Bridge Loan	(g)	$50	$-	$100	$-
Interest expense	(f)	$4,114	$3,972	$12,126	$11,904

Statement of Financial Position

expressed in thousands of dollars		September 30	December 31
		2017	2016
Accrued interest on junior credit facility, senior unsecured notes, convertible debentures and factored accounts receivables	(f)	$2,977	$3,326
Short term debt	(g)	$19,155	$-
Junior credit facility	(b)	$75,000	$75,000
Senior Unsecured notes (US$53,300)	(c)	$66,518	$71,556
Convertible debentures	(d)(e)	$59,000	$59,000

(a)	The loan guarantee fee is related to the guarantee by Edco of the second lien secured revolving credit facility which provided additional liquidity for the commissioning of the Red Chris mine.
(b)	The $75.0 million junior credit facility from N. Murray Edwards was used to fund any cost overruns at the Red Chris mine and for general working capital purposes.
(c)	N. Murray Edwards, directors and officers hold US$53.3 million of the US$325.0 million senior unsecured notes offering which closed in March 2014 and provided part of the long term financing for the Red Chris mine.
(d)	N. Murray Edwards holds $40.0 million of the $115.0 million 2014 convertible debentures which provided funding for completing and commissioning the Red Chris mine, remediating the effects of the Mount Polley Breach, and for ongoing operations.
(e)	Interest expense is related to the senior unsecured notes, the junior credit facility, convertible debentures and on factored accounts receivables.
(f)	N. Murray Edwards and directors hold $19.0 million of the $30.0 million 2015 convertible debenture which was issued on August 24, 2015.
(g)	Arrangement fee relating to $10.0 million Edco portion of the $20.0 million Bridge Loan. The concentrate repurchase option was provided by Edco.

The Company incurred the above transactions and balances in the normal course of operations. Expenses have been measured at the fair value which is determined on a cost recovery basis.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 26

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

As at September 30, 2017 the Company’s senior management have designed disclosure controls and procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company is made known to them by others, particularly during the period in which the interim or annual filings are being prepared; and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Controls

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

(1)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of the assets of the Company;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There have been no changes in the Company’s internal controls over financial reporting and disclosure controls and procedures during the September 30, 2017 period ended that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

Limitations

The Company’s management believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, can only provide reasonable and not absolute assurance that the objectives of the control system are met. Therefore, even those systems determined effective cannot provide absolute assurance that all control issues and instances of fraud within the Company, if any, have been prevented or detected.

RISK FACTORS

The Company’s business involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this MD&A and the audited Consolidated Financial Statements of the Company. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition, results of operations and cash flow would suffer.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 27

FORWARD-LOOKING STATEMENTS AND RISKS NOTICE

This MD&A is a review of the Company’s operations and financial position as at and for the period ended September 30, 2017, and plans for the future based on facts and circumstances as of November 14, 2017. Except for statements of historical fact relating to the Company, including our past 50% interest in Huckleberry, certain information contained herein constitutes forward-looking information which are prospective in nature and reflect the current views and/or expectations of Imperial. Often, but not always, forward-looking information can be identified by the use of statements such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such information in this MD&A includes, without limitation, statements regarding: revised lower 2017 metal production targets due to the delay in delivery of deeper and higher grade ore to the mill at Red Chris and the impact of the forest fires on operations at Mount Polley; expectations that the deeper main zone ore will provide the majority of mill feed for the remainder of the year; expectations that the final fair values for the Huckleberry assets and liabilities acquired will be reported no later that the Company’s December 31, 2017 financial statements; expectations for receipt of contingent sales proceeds in the form of marketable securities from the sale of Sterling because of a financing announced by the purchaser of Sterling; plans to commence a rights offering and to close same before year-end; use of proceeds from financings and credit; production and marketing; capital expenditures; adequacy of funds for projects and liabilities; the receipt of necessary regulatory approvals or other consents; outcome and impact of litigation; cash flow; working capital requirements; the requirement for additional capital; results of operations, production, revenue, margins and earnings; future prices of copper and gold; future foreign currency exchange rates and impact; future accounting changes; and future prices for marketable securities.

Forward-looking information is not based on historical facts, but rather on then current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates, including, but not limited to, assumptions that: the Company will be able to advance and complete remaining planned rehabilitation activities within expected timeframes; there will be no significant delay or other material impact on the expected timeframes or costs for completion of rehabilitation of the Mount Polley mine and implementation of Mount Polley’s long term water management plan; the Company’s initial rehabilitation activities at Mount Polley will be successful in the long term; all required, project-related permits and approvals will be obtained in a timely manner; there will be no material operational delays at the Company’s mines; equipment will operate as expected; there will not be significant power outages; there will be no material adverse change in the market price of commodities and exchange rates; the Company’s mines will achieve expected production outcomes (including with respect to mined grades and mill recoveries); and the Company will have access to capital as required and satisfy and/or obtain amendments of financial covenants and/or terms contained in its credit facilities and other loan documents. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. We can give no assurance that the forward-looking information will prove to be accurate.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause Imperial’s actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements constituting forward-looking information.

Important risks that could cause Imperial’s actual results, revenues, performance or achievements to differ materially from Imperial’s expectations include, among other things: that additional financing that may be required may not be available to Imperial on terms acceptable to Imperial or at all; that Imperial may be unable to satisfy and/or obtain amendments of financial covenants or terms contained in its credit facilities and other loan documents; risks relating to the timely receipt of necessary, project-related approvals and consents; risks relating to the remaining costs and liabilities and any unforeseen longer-term environmental consequences arising from the Mount Polley Breach; uncertainty as to actual timing of completion of rehabilitation activities; risks relating to the impact of the Mount Polley Breach on Imperial’s reputation; the quantum of claims, fines and penalties that may become payable by Imperial and the risk that current sources of funds are insufficient to fund liabilities; risks that Imperial will be unsuccessful in defending against any legal claims or potential litigation; risks of protesting activity and other civil disobedience restricting access to the Company’s properties; failure of plant, equipment or processes to operate in accordance with specifications or expectations; cost escalation, unavailability of materials and equipment, labour unrest or lockout, power outages or shortages, and natural phenomena negatively impacting the operation or maintenance of the Company’s mines; changes in commodity and power prices; changes in market demand for the Company’s concentrate; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); and other hazards and risks disclosed within this Management’s Discussion and Analysis for the three and nine months ended September 30, 2017 and other public filings which are available on Imperial’s profile at sedar.com. For the reasons set forth above, investors should not place undue reliance on forward-looking information. Imperial does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Imperial Metals Corporation | Third Quarter Report | September 30, 2017 | Management’s Discussion & Analysis | # 28